UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 24, 2011

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01   REGULATION FD DISCLOSURE

Heritage Commerce Corp announced that it was added to the Russell 3000 Index and Russell 2000 Index when Russell Investments reconstituted its comprehensive set of U.S. and global equity indexes on June 24, 2011. The new membership lists for Russell Indexes were posted on June 27, 2011 and are available at http://www.russell.com/indexes/tools-resources/reconstitution.asp.

More information about Russell Indexes, including total returns, is available at http://www.russell.com/Indexes/data/default.asp.

The Company has issued a press release announcing "Heritage Commerce Corp Added to Russell 3000 and Russell 2000 Indexes" which is attached to this report as Exhibit 99.1.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(D) Exhibits.

99.1 Press Release, dated June 29, 2011, entitled "Heritage Commerce Corp Added to the Russell 3000 and Russell 2000 Indexes."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2011

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

99.1   Press Release, dated June 29, 2011, entitled "Heritage Commerce Corp
              Added to the Russell 3000 and Russell 2000 Indexes"